Mail Stop 3561

August 4, 2009

Bernard Briskin
President and Chief Executive Officer
Arden Group, Inc.
2020 South Central Avenue
Compton, California 90220

> **Re:** **Arden Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 16, 2009**
> **File No. 000-09904**

Dear Mr. Briskin:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended January 3, 2009

Business, page 1

1.   Please describe the general development of your business, including the year you were organized. Refer to Item 1 of Form 10-K and Item 101(a)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of …, page 13

Critical Accounting Policies, page 22

2.   Please note that the critical accounting policy section is intended to highlight those areas
        that require significant estimates and management judgment as well as those areas that
        involve a choice of accounting policy where different policies could produce materially
        different results. Please revise the discussion of your critical accounting policies to focus
        on the assumptions and uncertainties that underlie your critical accounting estimates,
        rather than duplicating the disclosure of significant accounting policies in the financial
        statement footnotes. Please also quantify, where material, and provide an analysis of the
        impact of critical accounting estimates on your financial position and results of
        operations for the periods presented, including the effects of changes in critical
        accounting estimates between periods. In addition, please include a qualitative and
        quantitative analysis of the sensitivity of reported results to changes in your assumptions,
        judgments, and estimates, including the likelihood of obtaining materially different
        results if different assumptions were applied. For example, we note that your workers'
        compensation and general and auto liability reserves for unpaid and incurred but not
        reported claims declined from approximately $7.1 million as of December 29, 2007 to
        $4.6 million as of January 3, 2009. Please tell us and disclose in future filings the extent
        to which the decline in the reserve was attributable to changes in management estimates,
        how you determined the amount of those adjustments, and how the adjustments would
        have been impacted by a reasonably likely change in estimate. Please refer to SEC
        Release No. 33-8350.

Directors and Executive Officers of the Registrant, page 27

Identification of Executive Officers, page 28

3.   We note that you list two named executive officers under the heading "Executive
        Compensation," yet on page 28 you provide biographical information for only Mr.
        Briskin. Please provide the information required by Item 401 of Regulation S-K for Ms.
        Neumann under this heading. In addition, please consider whether any additional
        employees are executive officers of the company. For example, we note your disclosure
        under the heading "Employees" on page 3 states that "Gelson's had approximately 1,324
        full-time and 967 part-time … employees at January 3, 2009" and that "[i]n addition to
        employees at Gelson's, Arden-Mayfair had approximately 68 full-time employees at its
        executive and headquarters offices as of January 3, 2009…." In addition, you refer
        throughout your "Compensation Discussion and Analysis" to the "named executive
        officers and other executives." We also note that the Gelson's website discloses as its
        President Robert E. Stiles, who is not listed as one of your named executive officers.
        Refer to Item 402(a)(3)(iii) of Regulation S-K, Instruction 2 to Item 402(a)(3) and the
        definition of "executive officer" set forth in Rule 3b-7. If you have any additional

executive officers, please provide the required biographical information under this heading and the compensation disclosure required with respect to those individuals under the heading "Executive Compensation."

Audit Committee and Financial Expert, page 28

4.   Please revise your disclosure to change the reference from Item 401(h) of Regulation S-K to Item 407(d)(5)(ii) of Regulation S-K. Refer to Item 10 of Form 10-K.

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

General

5.   Refer to comment 3 above. Please note that Item 402(a)(3) sets forth the persons covered by Item 402 of Regulation S-K and includes your principal executive officer, your principal financial officer and your three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year. Please revise this section or advise.

Reasons for Including Each Element of Executive Compensation, page 29

6.   Under this heading you disclose that your philosophy is to reward your named executive officers "at a level commensurate with executives at other companies in the upscale supermarket industry in Southern California including a significant portion of performance-based compensation." Based upon this disclosure, it appears that you may engage in benchmarking compensation for your named executive officers. If so, please revise your disclosure to identify the benchmark and its components, including component companies. Refer to Item 11 of Form 10-K, Item 402(b)(2)(xiv) of Regulation S-K and Question and Answer 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Equity Compensation Plan Information, page 39

7.   We note your disclosure in the table that you have 28,500 securities remaining available for future issuance under your Non-Officer and Non-Director Stock Option Plan. We also note your description following the table of the Stock Option Plan you adopted in 1998 that initially provided for the granting of stock options to key employees to purchase shares of your Class A common stock. It is unclear from your description under this heading whether the 28,500 securities remaining available under the Non-Officer and Non-Director Stock Option Plan are the same shares you describe in the paragraph following the table. Please revise or advise. Refer to Item 201(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 46

8.   Please confirm to us that you received a signed opinion from your auditors. Please
        ensure that your future filings on EDGAR contain a conforming signature as required by
        Regulation S-T. In doing so, please ensure that your auditor's signature on the opinion is
        prefaced by "/s/" or includes some other acceptable form of signature.

Notes to Consolidated Financial Statements, page 53

Note 1. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 56

9.   We note that you record income from licensing arrangements, subleases, leases and
        finance charges in addition to your retail sales. Considering that you provide several
        types of services and products to customers, please tell us how you determined that the
        company has only one SFAS 131 reportable segment. In doing so, please tell us how you
        determined your operating segments, as defined in paragraph 10 of SFAS 131, and how
        you determined it was not necessary to present your non-grocery business activities in an
        "all other" category as described in paragraph 21 of SFAS 131. Notwithstanding the
        preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

Note 4. Inventories, page 60

10.   We note your disclosure of the LIFO effect on net income. We commented upon this
        disclosure in our July 5, 2007 letter to you regarding your December 30, 2006 Form 10-
        K. Although you agreed in your July 31, 2007 response letter to remove this disclosure
        from future filings, we note your continued disclosure of the LIFO effect on net income
        on page 60 of your December 29, 2007 Form 10-K and in your current Form 10-K.
        Unless you can provide a compelling explanation for why the disclosure should be
        retained, please remove this disclosure from future filings.

Note 5. Significant Supplier, page 60

11.   You disclose on page 17 that you reflect patronage dividend income received from
        Unified as a reduction of cost of sales. Please tell us and disclose the regularity with
        which Unified pays dividends. For example, please clarify if you receive dividends on a
        monthly, annual, or some other basis. If you record dividends as they are received,
        please also tell us and disclose if you immediately record them as a reduction to cost of
        sales or if you defer them and recognize them over some other method. Please cite any
        applicable accounting guidance you utilized in determining your policy.

Note 6. Property, Plant and Equipment, page 61

12.   You disclose that approximately $54.9 million of property, plant and equipment was fully depreciated as of January 3, 2009 and is still being used in operations. Please explain why you have such a significant gross amount of fully depreciated assets still in use. Also tell us how you determine the service lives of your PPE and why it appears you did not adjust the estimated useful lives of those assets to reflect their extended use at the point it became clear that such assets would be in service past their original depreciable lives.

Note 14. Leases, page 67

13.   We note that you recorded sublease rental income of approximately $2.1 million during fiscal year 2008. Considering your disclosures indicate the total of all minimum rentals to be received in the future under noncancelable subleases is approximately $2.7 million, please clarify how you calculated fiscal 2008 sublease rental income.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director